Mail Stop 6010
Via Facsimile and U.S. Mail

November 9, 2007

Dr. Steven C. Quay, M.D., Ph.D
Chairman of the Board, President and Chief Executive Officer
Nastech Pharmaceutical Company, Inc.
3830 Monte Villa Parkway
Bothell, Washington 98021

>   **Re: Nastech Pharmaceutical Company, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2006**
>   **File No. 000-13789**

Dear Dr. Quay:

        We have reviewed your August 31, 2007 response to our May 10, 2007 letter and additional comments communicated to you orally on August 10, 2007 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Critical Accounting Policies and Estimates

Collaborative Research and Development Revenue, page 42

1.   Please refer to prior comment one. Your disclosure indicates that accounting for each deliverable as a separate unit of accounting is based on objective and reliable evidence of fair value and the absence of a general right of return. However, your disclosure does not indicate whether the deliverable has value to the customer on a standalone basis, which is a condition required under paragraph 9 of EITF 00-21. Please provide your analysis of this condition for each deliverable.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9 – Contractual Agreements, page 77

2.   Please refer to Article II of the Product Development and License Agreement with Procter & Gamble, which states that "a number of committees will be formed in order to facilitate the orderly conduct of activities under this Agreement." Describe the nature and duration of your committee responsibilities within this agreement and any other multi-element arrangements at December 31, 2006 (e.g. Amylin Pharmaceuticals) and how these obligations were considered in your EITF 00-21 analysis, including your basis for attributing revenue to this participation.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                Sincerely,

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant